COMPUTER SOFTWARE INNOVATIONS, INC.

1661 East Main Street

Easley, South Carolina 29642

September 30, 2005

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Computer Software Innovations, Inc. Form SB-2 (File No. 333-123626)

Ladies/Gentlemen:

On behalf of Computer Software Innovations, Inc., and in accordance with Rule 477, we hereby request withdrawal of the above-referenced registration statement filed on March 28, 2005 (the “Registration Statement”). We are requesting withdrawal based upon various conferences with Commission staff. No securities were sold in the proposed offering.

Following the effective withdrawal of the Registration Statement, we intend to amend certain of our organizational documents and modify certain contractual relationships with the selling stockholder described in the Registration Statement. Upon completion of such amendments and modifications, we intend to file a second registration statement to register the sale of the securities originally included in the Registration Statement. We may also include in such second registration statement additional shares of common stock (“Additional Shares”) which may become issuable as a result of the contractual modifications with the selling stockholder. We believe that the foregoing course of action is necessary to avoid integration concerns with respect to any potential sale of Additional Shares to the selling stockholder.

NOTICE: THIS APPLICATION FOR WITHDRAWAL DOES NOT CONSTITUTE AN OFFER FOR THE SALE OF ANY SECURITIES.

If you have any questions, please contact our counsel, William L. Pitman, at (864) 240-2494.

COMPUTER SOFTWARE INNOVATIONS, INC.

By:	/s/ Nancy K. Hedrick
Nancy K. Hedrick
Chief Executive Officer